EXHIBIT 99.1

O2Micro Granted Patent for System and Method for Light Source and Controllers

GEORGE TOWN, Cayman Islands, Dec. 16, 2021 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the patent grant of light-source systems and controllers.

O2Micro was issued 20 claims under UK Patent No. GB 2544185 for the invention of light-source systems and controllers, which provides a sense signal indicative of the light-source current, detects a variation in a ripple amplitude of the output current by detecting a level of the indication signal, and controls a duty cycle of a switch so as to reduce an increasing rate of the ripple amplitude if the level of the indication signal increases, and to reduce a decreasing rate of the ripple amplitude if the level of the indication signal decreases.

Dr. Yung Lin, Executive Vice President, O2Micro, commented, "The invention provides LED display system applications with circuity and/or method to obtain optimal LED current when there is an AC component present in the switching converter."

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.
O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com